Exhibit 1

Transactions

The following table sets forth all transactions by the Reporting Persons with respect to shares of Common Stock effected during the past 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on January 3, 2025.

KORR Value, L.P.

Date	Instrument Type	Quantity Purchased/(Sold)	Price ($)
12/31/2024	Common Stock	(40,000)[1]	9.1500

1 Represents a private transaction with an unaffiliated third-party.